                                                                November 3, 2000


BY EDGAR TRANSMISSION
---------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: NiSource Inc.
         Registration Statement on Form S-3
         (Registration No. 333-49316)
         ----------------------------------


Dear Sirs:

     NiSource Inc., a Delaware corporation (the "Company"), wishes to withdraw a registration statement that was mistakenly filed under the incorrect CIK
Number, in order that it might be refiled on the correct CIK Number. This letter is being sent at the request of Mr. Harper of Filer Support at the Commission.

     If you have any questions, please do not hesitate to call the undersigned at (312) 258-5653.

                                   Very truly yours,


                                   /s/ David McCarthy